EXHIBIT 2.2

                                     AGREEMENT

                    AGREEMENT dated as of March 27, 1997 by and between Textron Inc., a Delaware corporation ("Textron") and a stockholder of The Paul Revere Corporation, a Massachusetts corporation ("Paul Revere"), Provident Companies, Inc., a Delaware corporation ("Provident"), and Patriot Acquisition Corporation, a Massachusetts corporation and a wholly owned subsidiary of Provident ("Newco").

                    WHEREAS, Paul Revere, Provident and Newco have entered into an Amended and Restated Agreement and Plan of Merger dated as of April 29, 1996 (the "Merger Agreement") providing for the merger (the "Merger") of Newco with and into Paul Revere pursuant to the terms and conditions of the Merger Agreement; and

                    WHEREAS, in order to induce Provident to enter into the Merger Agreement, Textron entered into an Amended and Restated Voting Agreement dated as of April 29, 1996 (the "Voting Agreement") pursuant to which Textron agreed to the matters set forth therein; and

                    WHEREAS, in order to further induce Provident to consummate the transactions contemplated thereby;

                    NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereby agree as follows.

          1.   Certain Severance Costs.

                    Textron shall promptly reimburse Paul Revere, on an after-tax basis, for (i) the severance allowance paid by Paul Revere to Richard L. Mucci, Executive Vice President and Operating Officer of Paul Revere, as a result of the termination of employment of Mr. Mucci following the consummation of the Merger pursuant to Section II.a. of the Executive Employment Agreement made as of January 6, 1996 between Paul Revere and Mr. Mucci, and (ii) amounts paid to Mr. Mucci in respect of 4,000 stock appreciation rights ("SARs") having an exercise price of $21.875 and 11,500 performance share units ("PSUs") representing a right to receive $414,115, which SARs and PSUs became or will become exercisable or payable as a result of the transactions contemplated by the Merger Agreement.

          2.   Executive Aircraft Upgrade; Usage Prior to Closing.

                    In lieu of the Cessna Citation III (Aircraft Serial No. 60-0127) to be provided by Textron to Paul Revere pursuant to the terms of the first sentence of Section 4(G) of the Voting Agreement, Textron agrees to contribute to Paul Revere at or prior to the effective date of the Merger a Cessna Citation V (Aircraft Serial No. C650-0247), free and clear of all liens, which aircraft may be exchanged by Paul Revere or Provident for a Cessna Citation VII (Aircraft Serial No. C650-
          7057) also free and clear of all liens and without additional payment from Paul Revere or Provident, as soon as the same becomes available to Textron for such transfer, which is currently anticipated to be no later than October 15, 1997, and in the event that such Citation VII does not become available for transfer by such date, a comparable aircraft at the earliest opportunity thereafter. Textron further agrees that neither Paul Revere nor Provident shall be liable for or have any responsibility with respect to payments resulting from the usage of aircraft provided by Textron to Paul Revere or Provident prior to the effective date of the Merger.
          Except to the extent modified by this Section 2, the provisions of Section 4(b) of the Voting Agreement shall remain in full force and effect, unaffected by this Agreement.

          3.   Proceeds of Sale of Provident Stock.

                    (a) Subject to compliance with applicable federal and state securities laws and the provisions of the Standstill Agreement, dated as of April 29, 1996, between Provident and Textron (the "Standstill Agreement"), Textron hereby agrees to use its reasonable efforts to sell for cash all shares of the common stock of Provident ("Provident Common Stock") received by Textron in the Merger (including any equity securities received as a dividend or other distribution thereon, the "Shares") as soon as practicable after the effective date of the Merger, provided that the per share proceeds to Textron from any sale are not less than the Threshold Price (as defined below). Provident and Textron agree that by execution and delivery of this Agreement, Textron hereby requests that Provident effect the registration of all of the Shares under the Securities Act of 1933, as amended (the "1933 Act"), in accordance with the terms of the Registration Rights Agreement dated as of April 29, 1996 by and between Textron and Provident (the "Registration Rights Agreement"), and, in connection therewith, Provident agrees to effect the registration under the 1933 Act of all of the Shares at the earliest possible date.

                    (b)  Upon each sale of Shares, Textron shall
          promptly pay Provident an amount per Share equal to the difference (the "Appreciation") between the per share proceeds to Textron (after subtracting all commissions and other costs of sale) from such sale and $38.00 (appropriately adjusted for subdivisions, combinations, splits and other adjustments in the Provident Common Stock after the effective date of the Merger, the "Threshold Price"); provided, however, that Textron shall have no obligation pursuant to this paragraph 3(b) until, and only to the extent that, the Appreciation received by Textron in respect of all such sales exceeds, in the aggregate, $20 million (the "Textron Appreciation").

                    (c) In the event that Textron has not sold all of the Shares within 11 months after the date of this Agreement, Provident shall have the right, which may be exercised from time to time at Provident's discretion, to repurchase some or all of the Shares then held by Textron at a purchase price per Share equal to the Threshold Price; provided, that until such time as Textron has realized the entire Textron Appreciation, the purchase price payable by Provident for each Share purchased by Provident pursuant to this paragraph 3(c) shall equal, if higher than the Threshold Price, the average of closing prices for the Provident Common Stock as reported on the New York Stock Exchange, Inc. Composite Transactions for the ten (10) consecutive Trading Days (as defined in the Merger Agreement) ending on the fifth Trading Day before the day on which such Shares are purchased by Provident (and such average will be adjusted for any stock dividend, split, combination or reclassification that took effect during such ten (10) Trading Day period). At the closing of each such purchase (which shall occur on such date as may be specified by Provident within ten Trading Days after delivery to Textron of notice of Provident's exercise of such right), Textron will deliver to Provident the Shares being purchased by Provident against payment of the purchase price therefor by delivery of a certified check or a wire transfer in the proper amount and shall warrant that it has sole record and beneficial ownership of such Shares and that the same are then free and clear of all liens.

                    (d) In the event that Provident shall enter into an agreement: (1) to consolidate with or merge into any person and shall not be the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person to merge into Provident and Provident shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Provident Common Stock shall be changed into or exchanged for stock or other securities of Provident or any other person or cash or any other property or the outstanding shares of Provident Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer shall or substantially all of its assets to any person, then, and in each such case, (x) if such transaction shall result in the Shares being converted into the right to receive a cash payment from any person, such conversion shall be deemed to be a sale of the Shares for purposes of paragraph 3(b) hereof and Textron shall pay to Provident such portion of the Appreciation realized by Textron as exceeds the Textron Appreciation and (y) if such transaction shall result in the Shares being converted into the right to receive consideration other than cash, Provident shall be entitled to exercise the right to repurchase the Shares pursuant to paragraph 3(c) at any time after entry into such agreement and, from and after consummation of the transaction contemplated by such agreement, the provisions of this paragraph 3 shall apply, with appropriate adjustments, to any securities into which the Shares are converted and, as applicable, references in this paragraph 3 to "Shares," "Provident," and "Threshold Price" shall be deemed to be references to the securities into which the Shares have been converted (the "Substitute Securities"), each issuer of the Substitute Securities (each a "Substitute Issuer"), and an amount per Substitute Security as corresponds to the Threshold Price (the "Substitute Threshold Price"), respectively.

          4.   Scheduling of Closing.

                    Provided the Closing (as defined in the Merger Agreement) occurs not later than the close of business on the date hereof, Provident and Newco hereby waive all conditions to their obligations to effect the Merger set forth in the Merger Agreement other than the conditions set forth in
          Section 7.1(b) and Section 7.2(d) and Provident and Newco agree to use their respective reasonable efforts to cause the Closing to occur not later than the close of business on the date hereof.

          5.   Miscellaneous.

                    (a) Notwithstanding the provisions of Section 7(a) of the Voting Agreement, the parties agree that, if the Merger occurs, the provisions of Sections 4, 5 and 6 of the Voting Agreement shall survive termination of the Voting Agreement. Except as expressly provided herein, nothing in this Agreement shall be deemed to modify, amend, or supersede in any respect any of the provisions of the Voting Agreement, the Registration Rights Agreement, the Standstill Agreement or the Amended and Restated Separation Agreement, dated as of April 29, 1996, by and among, Textron, Paul Revere and Provident.

                    (b) This Agreement shall be deemed a contract under, and for all purposes shall be construed in accordance with, the laws of the Commonwealth of Massachusetts, without reference to its conflict of law principles.

                    (c) If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of such provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

                    (d) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.


                    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                                    TEXTRON INC.

                                    By  /s/  Stephen L. Key
                                       -----------------------------
                                       Stephen L. Key
                                       Executive Vice President &
                                         Chief Financial Officer


                                    PROVIDENT COMPANIES, INC.

                                    By  /s/  Susan N. Roth
                                       -----------------------------
                                       Susan N. Roth
                                       Vice President, Secretary &
                                         Counsel


                                    PATRIOT ACQUISITION CORPORATION

                                    By  /s/  Susan N. Roth
                                       -----------------------------
                                        Secretary and Clerk